NEWS RELEASE
November 23, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Discovers New Zone of High Grade Mineralization at Kuriskova

Vancouver, November 23, 2009 – Tournigan Energy Ltd.  (TVC: TSX-V; TGP: Frankfurt) announced today the results of two exploration drill holes which intersected high grade uranium mineralization at the Kuriskova uranium deposit in Slovakia.  These drill holes appear to represent a new zone of mineralization adjacent to, but at shallower depth, than the Kuriskova Main Zone.

Highlights of the two holes are:

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LE-K-29 :  2.0 m @ 0.847 eU3O8%, including 0.9 m @ 1.549 eU3O8%

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LE-K-32 :  2.5 m @ 0.747 eU3O8%, including 0.9 m @ 1.891 eU3O8%

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Both the holes are outside the current resource and appear to represent a new zone of mineralization

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This new high grade zone is at a shallower depth (100-150 meters) than the current resource

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The new zone remains open along strike.

A complete tabulation of significant intersections from these two holes is presented in Appendix A which can be viewed from this link: http://www.tournigan.com/i/pdf/Dist-Appendix-A.pdf.  The hole locations can be viewed from this web link: http://www.tournigan.com/i/maps/KurDistExp.jpg.

The two holes reported in this news release were designed to test the edge of a radon and radiometric anomaly trending northwest from the current uranium resource.  The first drill hole, LE-K-29, was drilled 35 metres north of the current resource limit.  Based on the high grade intercept in that hole, Tournigan stepped out a further 20 metres to the northwest and drilled LE-K-32, which also intersected high grade mineralization.

The mineralization occurs at a shallower depth (100 to 150 metres from surface) than the current Main Zone resource and is in a different geologic setting, occurring in interformational schist horizons in the hanging wall, rather than at the volcano-sedimentary contact which localizes the Main Zone.  It is speculated that this new zone may represent remobilization and redeposition of uranium along favorable structures.  The radon and radiometric anomalies extend at least 400 metres from the current resource boundary and this high grade zone remains open along strike.

Several exploration targets have been identified in the immediate area of the currently defined resource on the basis of airborne radiometric anomalies and surface radon gas and gamma spectrometry surveys. These can be viewed from this web link: http://www.tournigan.com/i/maps/KurDistExp.jpg. These targets could represent extensions to the known mineralization and/or satellite uranium deposits and will continue to be tested during this and the next phases of drilling.

Tournigan has two drill rigs working at Kuriskova as the company continues to advance the project through a prefeasibility study.

The current resource estimate is based on the report: "Updated NI 43-101 Technical Report on Resources, Kuriskova Uranium Project, Eastern Slovakia," prepared by SRK Consulting (U.S.) Inc. dated April 16, 2009 (the Independent Qualified Person for this report was Allan Moran of SRK) and summarized in the following table:

Kuriskova Resource Estimate February 2009 (SRK) -- Cut-off 0.05%U *
	U%	Tonnes (millions)	%U3O8	U3O8 lbs (millions)	Mo%	Tonnes (millions)	Mo lbs (millions)
Total Indicated (Main zone )	0.473	1.191	0.558	14.654
Total Inferred (Main and HW zones)	0.182	3.780	0.215	17.901	0.030	4.897	3.261

* Mo resource numbers represent Mo associated with Uranium resource blocks above a 0.05%U cutoff

The uranium grades presented from drill holes LE-K-29 and LE-K-32 in this news release are reported as equivalent uranium oxide (eU3O8%) as determined by downhole radiometric logging. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is provided by Ravi Sharma, Tournigan's Manager, Resources and Reserves. Drill core samples are being submitted to ALS Chemex in Seville, Spain for chemical assay; assay results are expected by mid-December. Drill intercept thicknesses are reported as drilled; true thicknesses have not yet been calculated. While Tournigan has experienced a good correlation between our radiometric readings and our chemical assays, it is not linear.  At these grades, chemical assays are expected to be equal or higher than radiometric eU3O8 equivalent that is reported.

Ravi Sharma, Tournigan’s Manager, Resources and Reserves and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.

About Tournigan Energy Ltd.

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Note to U.S. investors: This press release uses the terms "indicated resources" and "inferred resources", which are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com